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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Corcept Therapeutics Incorporated
(Name of Issuer)
Common Stock, $0.001 par value
(Title of Class of Securities)
218352102
(CUSIP Number)
James Coyne King, Esq.
Hanify & King, P.C.
One Beacon Street
Boston, Massachusetts 02108
(617) 423-0400
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 25, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	218352102	Page	2	of	6

1	NAMES OF REPORTING PERSONS: Paperboy Ventures, LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
03-0521053

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC and SC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware, USA United States of America

	7	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		12,024,405(1)(2)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER:

12,024,405(1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

12,024,405 common shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

24.81%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

(1)	Directly owned by Paperboy Ventures, LLC, a Delaware limited liability company. Mr. Allen Andersson is the sole member of Paperboy Ventures, LLC and may be deemed to have shared voting and dispositive power with respect to such shares.
(2) Includes warrant to purchase up to 1,059,135 shares of the Issuer’s Common Stock.

This Amendment No. 3 (this “Amendment”) further amends and supplements the Statement on Schedule 13D filed with the Securities and Exchange Commission on October 1, 2007 and amended on November 13, 2007 and December 27, 2007 by and on behalf of Paperboy Ventures, LLC, a Delaware limited liability company with respect to shares of Common Stock, par value $0.001 per share (the “Common Stock”), of Corcept Therapeutics Incorporated, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 149 Commonwealth Drive, Menlo Park, California 94025. Unless specifically amended or modified hereby, the disclosure set forth in the Statement on Schedule 13D dated December 27, 2007 shall remain unchanged.
Item 3. Source and Amount of Funds or Other Consideration
From December 27, 2007 through February 8, 2008, the Reporting Person used working capital of $353,591.55 to acquire an aggregate of 127,000 shares of Common Stock.
On March 14, 2008, the Reporting Person entered into a Securities Purchase Agreement (the “2008 Purchase Agreement”) with the Issuer. Pursuant to the 2008 Purchase Agreement, the Reporting Person purchased 2,118,270 shares of Common Stock at a price of $2.77 per share (the “Shares”), and warrants (the “Warrant”) with an exercise price of $2.77 per share to purchase 1,059,135 shares of Common Stock at a price equal to $0.125 per share of Common Stock underlying the Warrant, for an aggregate purchase price of $6,000,000. The transaction contemplated by the 2008 Purchase Agreement closed on March 25, 2008.
On March 25, 2008, the Reporting Person delivered a Promissory Note (the “Note”) to the Issuer for a loan in the principal amount of $6,000,000. The loan covers all of the funding necessary for the Reporting Person to purchase the Shares and Warrant pursuant to the 2008 Purchase Agreement.
The main terms of the Note are:
o Loan amount of $6,000,000;
o An interest rate of 4.00%; and
o The Reporting Person shall repay the entire unpaid principal balance of this Note upon ninety (90) calendar days after the date of the Note.
The Reporting Person has delivered a Pledge Agreement (the “Pledge”) to the Issuer pursuant to which the Reporting Person has pledged, and granted a security interest in, all of the Reporting Person’s right, title and interest in and to the Shares and Warrant to secure the Reporting Person’s obligation under the Note and Pledge.

Item 4. Purpose of Transaction
The purpose of the acquisition of the Common Stock is for general investment purposes. In addition, the Reporting Person may from time to time, depending on prevailing market, economic and other conditions, acquire additional shares of the Common Stock of the Issuer or engage in discussions with the Issuer concerning further acquisitions of shares of the Common Stock of the Issuer or further investments in the Issuer. The Reporting Person intends to review its investment in the Issuer on a continuing basis and, depending upon the price and availability of shares of the Common Stock, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Person, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of its investment in the Issuer.
Except as set forth in this Schedule 13D, the Reporting Person has made no proposals, and has entered into no agreements, which would be related to or would result in any of the events or matters described in part (a) through (j) of Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer
(a)	According to the Vice President and Controller of the Issuer, there were 48,473,164 shares of Common Stock issued and outstanding. Based on such information, Paperboy directly owns 12,024,405 shares of Common Stock of the Issuer, representing approximately 24.81% of the issued and outstanding shares of such class.

(b)	The Reporting Person has the sole power to vote and dispose of –0– shares. The Reporting Person has the shared power to vote and dispose of 12,024,405 shares. Allen Andersson, as the sole member of Paperboy, may be deemed to have shared voting and dispositive power with respect to such shares.

(c)	Since December 27, 2007, the Reporting Person has purchased shares of Common Stock in the open market as follows:

Date	Number of Shares	Price Per Share

12/27/2007	10,000	$3.0956
12/28/2007	5,000	$3.0000
12/31/2007	15,000	$3.0658
1/9/2008	10,000	$2.7550
1/10/2008	5,000	$2.9230
1/16/2008	5,000	$2.6082
1/17/2008	5,000	$2.7417
1/18/2008	5,500	$2.6331
1/22/2008	17,000	$2.5581
1/23/2008	5,000	$2.6055
1/29/2008	10,000	$2.7270
1/31/2008	2,500	$2.6856
2/5/2008	2,000	$2.6405
2/6/2008	10,000	$2.6942
2/7/2008	15,000	$2.7461
2/8/2008	5,000	$2.8677

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer
The shares of Common Stock sold and issued by the Issuer to the Reporting Person on August 16, 2007 and September 24, 2007 in connection with the Securities Purchase Agreement dated August 16, 2007 have not been registered under the Securities Act of 1933, as amended, or any state securities laws and may not be offered or sold in the United States absent registration with the Securities and Exchange Commission or an applicable exemption from the registration requirements. As part of the transaction, the Issuer has agreed to file a registration statement with the Securities and Exchange Commission for purposes of registering the resale of certain of the shares of Common Stock issued in the private placement within two business days following the filing of its Form 10-K for its fiscal year ending December 31, 2007.
In connection with the 2008 Purchase Agreement, the Reporting Person entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with the Issuer. Pursuant to the Registration Rights Agreement, the Issuer agreed to prepare and file a registration statement with the Securities and Exchange Commission within 30 days of the closing of the offering for purposes of registering the resale of the Shares, the shares of common stock issuable upon exercise of the Warrants, and any shares of common stock issued as a dividend or other distribution with respect to the Shares or shares underlying the Warrants. The Issuer agreed to use its best efforts to cause this registration statement to be declared effective by the SEC within 90 days after the closing of the offering (105 days in the event the registration statement is reviewed by the SEC). The Issuer also agreed, among other things, to indemnify the selling holders under the registration statements from certain liabilities and to pay all fees and expenses (excluding underwriting discounts and selling commissions and all legal fees of any selling holder) incident to the Issuer’s obligations under the Registration Rights Agreement.
Except as disclosed herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and any other person with respect to any securities of the Issuer, including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
Item 7. Material to Be Filed as Exhibits
Exhibit A: Form of Promissory Note
Exhibit B: Form of Pledge Agreement
Exhibit C: Securities Purchase Agreement (incorporated by reference to Exhibit 10.24 to the Form 10-K filed by the Issuer on March 31, 2008).
Exhibit D: Form of Warrant (incorporated by reference to Exhibit 4.4 to the Form 10-K filed by the Issuer on March 31, 2008).

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: April 2, 2008

Paperboy Ventures, LLC

by:	/s/ Allen Andersson, Member
Allen Andersson, Member

Exhibit A
PROMISSORY NOTE

$6,000,000	Menlo Park, California
March 25, 2008
     FOR VALUE RECEIVED, PAPERBOY VENTURES LLC, a limited liability company organized under the laws of the State of Delaware (“Maker”), promises to pay to CORCEPT THERAPEUTICS INCORPORATED, a corporation organized under the laws of the State of Delaware (together with its successors and assigns, “Payee”) the principal sum of SIX MILLION DOLLARS ($6,000,000), together with interest as provided in this Note (such outstanding principal amount, the “Loan”), as follows:
     1.     Interest. Maker shall pay interest on the amount of the Loan outstanding at an annual rate (the “Interest Rate”) equal to four percent (4.00%). The Interest Rate shall be calculated on the basis of a year of 365 or 366 days, as applicable. The Interest Rate shall apply both before and after Payee obtains any judgment on this Note.
     2.     Security. This Note is secured by that certain Pledge Agreement, dated March 14, 2008 made between Maker and Payee (the “Security Instrument”). The Security Instrument encumbers Maker’s interest in and to the collateral described in the Security Instrument (the “Collateral”). In the event of a default under this Note, Payee may, but shall not be required to, exercise its rights under the Security Instrument.
     3.     Maturity and Acceleration. Maker shall repay the entire unpaid principal balance of this Note, together with all accrued and unpaid interest at the Interest Rate to the date of payment and all late charges, costs, expenses, and other sums then due under this Note or the Security Instrument (collectively, the “Obligations”), upon the first to occur of: (i) ninety (90) calendar days after the date of this Note; (ii) any default by Maker under this Note or the Security Instrument; (iii) acceleration of this Note pursuant to the Security Instrument; or (iv) any sale, further encumbrance, or other direct or indirect disposition of any Collateral or any interest in any Collateral.
     4.     Prepayment. Maker may prepay this Note at any time, in whole or in part, without notice, penalty, or premium, provided only that Maker simultaneously pays all other Obligations, including interest to the date of prepayment.
     5.     Payments. Maker shall pay all Obligations in lawful money of the United States in immediately available funds, free and clear of, and without deduction or offset for, any present or future taxes, levies, imposts, charges, withholdings, or liabilities with respect thereto; or any other defenses, offsets, set-offs, claims, counterclaims, credits, or deductions of any kind.
     6.     Default. Upon the occurrence of an Event of Default (as defined below) referred to in either clause (ii) or (iii) below, the principal amount and accrued but unpaid interest then outstanding on this Note shall become immediately due and payable in cash without other or further presentment, demand protest or other formalities of any kind, all of which are hereby expressly waived by Payee. Upon the occurrence of any other Event of Default, the principal amount and accrued but unpaid interest then outstanding of this Note shall, upon written notice to Payee from Maker become immediately due and payable in cash without other or further presentment, demand protest, or other formalities of any kind, all of which are hereby expressly waived by Payee. Payee may institute such actions or proceedings in law or equity as it shall deem expedient for the protection of its rights and may prosecute and enforce its claims against all assets of Maker, and in connection with any such action or proceeding shall be entitled to receive from Maker payment of the principal amount of this Note plus and unpaid accrued Interest to the date of payment plus reasonable expenses of collection, including, without limitation, attorneys’ fees and expenses.
     For purposes of this Agreement, each of the following events shall constitute an “Event of Default”:
     i.     Maker’s failure to pay to Payee any amount of principal, interest or other amounts when and as due under this Note (including, without limitation, Maker’s failure to pay any redemption payments or amounts hereunder), except, in the case of a failure to pay Interest when and as due, in which case only if such failure continues for a period of at least five business days;
     ii.    Maker pursuant to or within the meaning of Title 11, U.S. Code, or any similar Federal or state law for the relief of debtors (collectively, “Bankruptcy Law”), (A) commences a voluntary case, (B) consents to the entry of an order for relief against it in an involuntary case, (C) consents to the appointment of a receiver, trustee, assignee, liquidator or similar official (a “Custodian”), (D) makes a general assignment for the benefit of its creditors or (E) admits in writing that it is generally unable to pay its debts as they become due;
     iii.   a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that (A) is for relief against Maker in an involuntary case, (B) appoints a Custodian of Maker or (C) orders the liquidation of Maker; and
     iv.   any representation, warranty, certificate or other statement (financial or otherwise) made or furnished by or on behalf of Maker to Payee pursuant to that certain Securities Purchase Agreement, dated as of March 14, 2008, by and among Payee, Maker and the other purchasers party thereto, shall be false, incorrect, incomplete or misleading in any material respect when made or furnished.
     7.     Overdue Rate. If any payment required by this Note becomes more than five days overdue, then the Interest Rate shall, during the period of default, be 2% higher than the otherwise applicable rate.
     8.     Usury Savings. Nothing in this Note shall require Maker to pay or permit Payee to collect from Maker interest exceeding the maximum amount permitted by law in commercial loan transactions between parties of the character of the parties to this Note. Maker shall not be obligated to pay any interest in excess of such maximum amount. The interest payable under this Note by Maker shall in no event exceed such maximum amount.
     9.     Notices. Any notices under this Note shall be given by personal delivery or by nationally recognized overnight courier service. Notices shall be effective upon receipt or upon affirmative refusal to accept delivery.

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     10.   Waivers. Maker and any endorsers and guarantors of this Note, and all others who may become liable for all or any part of the obligations evidenced by this Note, severally waive presentment for payment, protest, notice of protest, dishonor, notice of dishonor, demand, notice of non-payment, and the benefit of all statutes, ordinances, judicial rulings, and other legal principles of any kind, now or hereafter enacted or in force, affording any right of cure or any right to a stay of execution or extension of time for payment or exempting any property of such person from levy and sale upon execution of any judgment obtained by the holder in respect of this Note. THE PARTIES WAIVE JURY TRIAL IN ANY ACTION TO ENFORCE OR INTERPRET, OR OTHERWISE ARISING FROM THIS NOTE OR THE SECURITY INSTRUMENT.
     11.   GOVERNING LAW. THIS NOTE AND THE PARTIES’ RIGHTS UNDER THIS NOTE SHALL BE GOVERNED BY AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH THE LAWS OF THE STATE OF CALIFORNIA.
     12.   Severability. If any provision of this Note is invalid or unenforceable, then the other provisions shall remain in full force and effect.
     13.   Further Assurances. Maker shall execute, acknowledge, and deliver to Payee such additional documentation as Payee shall reasonably require to further evidence and confirm Maker’s obligations under the Loan and the security provided for in this Note.
     IN WITNESS WHEREOF, Maker by its duly authorized officer has executed this Promissory Note this ___day of March, 2008.

PAPERBOY VENTURES LLC
By:
Name:
Title:

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Exhibit B
PLEDGE AGREEMENT
     This PLEDGE AGREEMENT (this “Agreement”), dated as of March 25, 2008, between PAPERBOY VENTURES LLC, a limited liability company organized under the laws of the State of Delaware (“Pledgor”), and CORCEPT THERAPEUTICS INCORPORATED, a corporation organized under the laws of the State of Delaware (“Secured Party”).
W I T N E S S E T H:
     WHEREAS, Pledgor and Secured Party are parties to that certain Securities Purchase Agreement, dated as of March 14, 2008, by and among the Secured Party, Pledgor and the other purchasers party thereto, pursuant to which Pledgor will purchase from Secured Party 2,118,270 shares of Secured Party’s common stock, par value $0.001 per share and warrants to purchase 1,059,135 shares of the Secured Party’s common stock, par value $0.001 per share (collectively, the “Pledged Stock”); and
     WHEREAS, Secured Party has provided Pledgor with an extension of credit evidenced by that certain Promissory Note of even date herewith, by Pledgor in favor of Secured Party, in the original face amount of $6,000,000 (as amended, restated, supplemented or otherwise modified from time to time, the “Note”) in connection with the purchase of the Pledged Stock;
     NOW, THEREFORE, for good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, the parties hereto agree as follows:
     Section 1.     Pledge. As security for the payment in full of Pledgor’s obligations under the Note (“Obligations”), Pledgor hereby pledges, assigns, hypothecates, transfers, sets over and delivers unto Secured Party, and grants to Secured Party a security interest in (a) all of Pledgor’s right, title and interest in, to and under the Pledged Stock, (b) all payments of dividends, cash, interest, instruments and other securities, property and assets from time to time received, receivable or otherwise distributed in respect of, in exchange for or upon the conversion of the Pledged Stock, (c) all rights and privileges of Pledgor with respect to the Pledged Stock, (d) any and all suits, rights of action and claims with respect to the Collateral and (e) all proceeds of any of the foregoing (the items referred to in clauses (a) through (e) being collectively called (the “Collateral”). Pledgor agrees promptly to deliver or cause to be delivered to Secured Party any and all Pledged Stock, and any and all certificates or other instruments or documents representing the Collateral. Upon delivery to Secured Party, the Pledged Stock shall be accompanied by stock powers or instruments of transfer or assignment, each duly executed in blank, and (B) all other property comprising part of the Collateral shall be accompanied by proper instruments of assignment duly executed by Pledgor.
     Section 2.     Voting Rights.
     (a)     Pledgor shall be entitled to exercise any and all voting rights and other consensual rights accruing to it as the owner of Pledged Stock so long as such exercise of rights could not reasonably be expected to adversely affect the rights and remedies of Secured Party under this Agreement or the ability of Secured Party to exercise the same.
     (b)     All other payments, dividends and distributions made on or in respect of Pledged Stock, whether paid or payable in cash, securities or other property, and whether resulting from (A) a subdivision, combination or reclassification of the outstanding equity interests of Issuer, (B) in connection with a partial or total liquidation or dissolution of the Issuer or (C) received in exchange for or in redemption of Pledged Stock or any part thereof, or as a result of any merger, consolidation, acquisition or other exchange of assets to which Issuer may be a party or otherwise, shall be and become part of the

Collateral and, if received by Pledgor, shall not be commingled by Pledgor with any of its other funds or property but shall be held separate and apart therefrom, shall be held in trust for the benefit of Secured Party and shall be delivered to Secured Party in the same form as so received (with any necessary endorsement).
     (c)     Upon the occurrence and during the continuance of an Event of Default under the Note (as defined Note), all rights of Pledgor to dividends, interest and principal that which Pledgor is authorized to receive pursuant to Section 2(b) shall cease, and all such rights shall thereupon become vested in Secured Party, who shall have the sole and exclusive right and authority to receive and retain such dividend, interest and principal payments, all of which shall be applied to the Obligations.
     Section 3.     Remedies upon Default. Upon the occurrence and during the continuance of an Event of Default, whether or not all of the Obligations shall have become due and payable, Secured Party shall have all of the rights and remedies with respect to the Collateral of a secured party under the UCC, including without limitation the right, to the maximum extent permitted by law, to exercise all voting, consensual and other powers of ownership pertaining to the Collateral as if Secured Party were the sole and absolute owner thereof (and Pledgor agrees to take all such action as may be appropriate to give effect to such right).
     Section 4.     Secured Party’s Duties. Notwithstanding any provision contained in this Agreement, Secured Party shall have no duty to exercise any of the rights, privileges or powers afforded to it and shall not be responsible to Pledgor or any other person for any failure to do so or delay in doing so. Beyond the exercise of reasonable care to assure the safe custody of the Collateral while held hereunder and the accounting for moneys actually received by Secured Party hereunder, Secured Party shall have no duty or liability to exercise or preserve any rights, privileges or powers pertaining to the Collateral.
     Section 5.     Waivers. Pledgor waives, to the fullest extent permitted by law, (i) any right of redemption with respect to the Collateral, whether before or after sale hereunder, and all rights, if any, of marshalling of the Collateral or other collateral or security for the Obligations; (ii) any right to require Secured Party (A) to pursue any remedy in Secured Party’s power, or (B) to make or give any presentments, demands for performance, notices of nonperformance, protests, notices of protests or notices of dishonor in connection with any of the Collateral; and (iii) all claims, damages, and demands against Secured Party arising out of the repossession, retention, sale or application of the proceeds of any sale of the Collateral.
     Section 6.     No Waiver; Cumulative Remedies. No failure on the part of Secured Party to exercise, and no delay in exercising, any right, remedy, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, remedy, power or privilege preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. The rights and remedies under this Agreement are cumulative and not exclusive of any rights, remedies, powers and privileges that may otherwise be available to Secured Party.
     Section 7.     Further Assurances. Pledgor agrees to do such further acts and things, and to execute and deliver such additional conveyances, assignments, agreements and instruments, as Secured Party may at any time reasonably request in connection with the administration and enforcement of this Agreement, with respect to the Collateral or any part thereof or in order better to assure and confirm unto Secured Party its rights and remedies hereunder.

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     Section 8.     Binding Agreement; Assignments. This Agreement, and the terms, covenants and conditions hereof, shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.
     Section 9.     Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of California.
     Section 10.   Severability. If any provision of this Agreement is invalid or unenforceable, then the other provisions shall remain in full force and effect.
     Section 11.   Counterparts. This Agreement may be executed in two or more counterparts, each of which shall constitute an original, but all of which, when taken together, shall constitute but one instrument.
     Section 12.   Termination. At such time as all of the Obligations have been paid irrevocably and in full, this Agreement and all obligations (other than those expressly stated to survive such termination) of Secured Party and Pledgor shall terminate, and the Collateral shall be released from the pledge and security interests created hereby, all without delivery of any instrument or performance of any act by any party, and all rights to the Collateral shall revert to Pledgor. At the request of Pledgor following any such termination, Secured Party shall deliver to Pledgor any Collateral then held by Secured Party hereunder and shall execute and deliver to Pledgor such UCC termination statements and similar documents prepared by Pledgor which Pledgor shall reasonably request to evidence the release of the Collateral from the security constituted hereby.
     IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement, or caused this Agreement to be duly executed, as of the day and year first above written.

PAPERBOY VENTURES LLC
By:
Name:
Title:

CORCEPT THERAPEUTICS INCORPORATED
By:
Name:
Title:

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